UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CHF SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35312	No. 68-0533453
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

12988 Valley View Road, Eden Prairie, MN 55344
(Address of principal executive offices)(Zip code)

Claudia Drayton (952) 345-4200
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of CHF Solutions, Inc. (f/k/a Sunshine Heart, Inc.) (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available in the Investor section of the Company’s website at www.chf-solutions.com, by selecting Financials and Filings under the Investors tab.

Item 1.02	Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and incorporated herein by reference.

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description
1.01	Conflict Minerals Report of CHF Solutions, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHF SOLUTIONS, INC.

By:	/s/ Claudia Drayton	May 30, 2018
	Claudia Drayton	(Date)
Chief Financial Officer